Exhibit 3.3

CERENCE INC.

AMENDMENT NO. 1

TO SECOND AMENDED AND RESTATED BY-LAWS

This Amendment No. 1 to the Second Amended and Restated By-Laws (as amended, the “By-laws”) of Cerence Inc., a Delaware corporation (the “Corporation”), is effective as of April 30, 2025.

ARTICLE V, SECTION 5.10 of the By-laws entitled “Controller” is hereby amended and restated in its entirety to read as follows:

SECTION 5.10. Controller. The Controller shall be the chief accounting officer of the Corporation, unless otherwise determined by the Board. The Controller shall, when requested, counsel with and advise the other officers of the Corporation and shall perform such other duties as he or she may agree with the Chief Executive Officer or the Chief Financial Officer or as the Board may from time to time determine.

Except as specifically amended by this Amendment No. 1, the By-laws remain unchanged and, as modified, continue in full force and effect.

***